EXHIBIT 99.2

GDF SUEZ applies the recommendations of AFEP – MEDEF

on corporate officer compensation.

At the Board meeting on November 12, the Directors of GDF SUEZ acknowledged the AFEP-MEDEF recommendations of October 6, 2008 on corporate officer compensation for listed companies.

These recommendations, most of which have already been implemented within GDF SUEZ, are in line with the Group’s corporate governance approach.

As such, in accordance with the French law of July 3, 2008 transposing Community Directive 2006/46/EC of June 14, 2006, the company will refer to the AFEP-MEDEF code amended in this way as of the current financial year to draw up the report provided for under Article L. 225-37 of the French commercial code (Code de commerce).

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact:	Investor Relations contact:

Tel France: +33 (0)1 47 54 24 35	Tel: +33 (0)1 40 06 66 29
Tel Belgium: +32 2 510 76 70	E-Mail: ir@gdfsuez.com
E-Mail: gdfsuezpress@gdfsuez.com

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

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